Exhibit 99.1

Uranium Royalty Corp Provides Langer Heinrich Asset Update

Vancouver, British Columbia, Canada, November 9, 2021 – Uranium Royalty Corp. (NASDAQ: UROY, TSX-V: URC) (“URC” or the “Company”) is pleased to provide the following update on the Langer Heinrich Mine, on which Uranium Royalty Corp. holds a production royalty of A$0.12 per kilogram of U3O8 produced from the Langer Heinrich Mine and sold by Paladin Energy Limited (ASX:PDN, OTCQX:PALAF) (“Paladin”) and Paladin Energy Metals Ltd:

Langer Heinrich Mine Restart Plan and Mineral Resource and Ore Reserve Update

Paladin announced on November 4, 2021 an update to the Langer Heinrich Restart Plan and presented an update to the Mineral Resources and Ore Reserves Estimates for the Langer Heinrich Mine. Highlights of the update include:

●	Confirms the restart cost estimate of US$81M and a 17 year mine life supported by Ore Reserves of 84.8 Mt with an average U3O8 grade of 448 ppm
●	Life of mine production target increased to 77.4 Mlbs of U3O8 (previously 76.1Mlbs)
●	Estimated Life of Mine C1 Costs are updated to US$27.40/lb. (previously US$26.90/lb.), primarily due to increased estimated contract mining rates
●	Confirmation of an estimated project execution timeframe of 18 months from project commencement to first production, with full production achieved after a further 15 months
●	A total of 83.8 Mlbs of U3O8 in Proved and Probable Reserves. (1)
●	A total of 128.1 Mlbs of U3O8 in all Mineral Resource categories, inclusive of stated Reserves and stockpiles.(2)

Paladin also indicates that the restart work technical programs are now complete, providing a robust and competitive plan for rapidly restarting production in the right uranium price environment. In addition, Paladin states that they continue to engage global nuclear energy utilities with the intent of securing uranium offtake contracts with sufficient duration and value to underpin the restart of the Langer Heinrich mine. Paladin also states that additional concept studies are underway to further identify value enhancement opportunities for the operation.

Paladin disclosed that the restart of the Langer Heinrich Mine will only be considered upon it securing additional long-term contracts with sufficient duration and value to underpin an appropriate return to stakeholders and to aim to ensure the economic returns required are met. It further disclosed that the duration, structure, and pricing of the proposed term contracts are subject to bilateral negotiations with potential customers and are commercially sensitive and confidential and, accordingly, it will not be providing guidance on the hurdle price required to support a decision to restart the Langer Heinrich Mine.

For more information, please see Paladin’s ASX announcement dated November 4, 2021.

(1)	Ore Reserves are reported on a dry basis. Proved Ore Reserves are inclusive of ore stockpiles. 250ppm cut-off applied. Tonnage figures have been rounded and may not add up to the totals quoted. Ore Reserves reported on a 100% ownership basis, of which Paladin has a 75% interest.
(2)	200ppm U3O8 cut-off applied to in-situ Mineral Resources – 250ppm U3O8 cut-off applied to stockpiles at the time of mining. Mineral Resources reported on a 100% ownership basis, of which Paladin has a 75% interest. The Measured and Indicated U3O8 Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves. Depleted for mining. Tonnage information has been rounded and as a result the figures may not add up to the totals quoted.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is the world’s only uranium-focused royalty and streaming company and the only pure-play uranium listed company on the Nasdaq. URC provides investors with uranium commodity price exposure through strategic acquisitions in uranium interests, including royalties, streams, debt and equity in uranium companies, as well as through holdings of physical uranium. The Company is well positioned as a capital provider to an industry needing massive investments in global productive capacity to meet the growing need for uranium as fuel for carbon-free nuclear energy. URC has deep industry knowledge and expertise to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1030 West Georgia Street, Suite 1830, Vancouver, BC, V6E 2Y3 Phone: 604.396.8222

Note on Technical Disclosure

Darcy Hirsekorn, the Company’s Chief Technical Officer, has supervised the preparation of and reviewed the technical information contained in this presentation. He holds a B.Sc. in Geology from the University of Saskatchewan, is a qualified person as defined in National Instrument 43-101 and is registered as a professional geoscientist in Saskatchewan.

Except where otherwise stated, the Company’s disclosure herein relating to properties subject to its royalties or proposed royalties is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests.

Unless otherwise indicated, the scientific and technical information disclosed herein is sourced from the November 4, 2021 ASX release of Paladin titled “Langer Heinrich Mine Restart Plan Update, Mineral Resource and Ore Reserve Update” available on the ASX website.

Forward Looking Information

Certain statements in this news release may constitute “forward-looking information”, including those regarding the Company’s expectations regarding uranium markets and Paladin’s plans for the Langer Heinrich Mine. Forward-looking information includes statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking information. Statements constituting forward-looking information reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking information, including, without limitation, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests, any inability of Paladin to secure necessary financing or sales contracts to restart the mine and those other risks described in filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking information and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange (the “TSX-V”) nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.